UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-36810
EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
+32-3-247-44-11
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
•Cautionary statement regarding forward-looking statements;
•Condensed consolidated interim financial statements for the six-month period ended June 30, 2024:
◦Condensed consolidated statement of financial position;
◦Condensed consolidated statement of profit or loss;
◦Condensed consolidated statement of comprehensive income;
◦Condensed consolidated statement of changes in equity;
◦Condensed Statement of Cash Flows; and
•Notes to the condensed consolidated interim financial statements;
•Signatures.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities
Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of
1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “expect,”
“anticipate,” “estimate,” “intend,” “seek”, “plan,” “target,” “project,” “potential”, “continue”, “contemplate”,
“possible”, “likely,” “may,” “might”, “will,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements may include but are not limited to:
•The strength of world economies and currencies;
•General market conditions, including but not limited to the market for crude oil and for our tankers, fluctuations in charter rates and vessel values;
•The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus transportation;
•International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the recent conflict between Russia and Ukraine and the conflict between Israel and Hamaz affecting the Red Sea;
•Availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future at acceptable rates as well as to comply with the restrictive and other covenants in our financing arrangements;
•Our ability to secure available and future grants and subsidies;
•Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
•Possible acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•Our ability to generate cash to meet our debt service obligations;
•Our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•Potential liability from pending or future litigations;
•Significant decrease in spot charter rates that could impact our profitability;
•Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs related to compliance with ESG measures;
•Availability of skilled workers and the related labor costs;
•Increased fuel costs or bunker prices;

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•The failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•Potential cyber-attacks which may disrupt our business operations;
•The state of the global financial markets may adversely impact our ability to obtain additional financing;
•The market value of our vessels are volatile and may decline;
•The rising threat of a Chinese financial crisis and trade tensions between China and the United States;
•The shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas or hydrogen;
•Technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsion;
•The imposition of sanctions by the United Nations, U.S., EU, UK and/or other relevant authorities;
•Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
•Fluctuations in currencies, interest rates and foreign exchange rates and the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on any of our debt that reference LIBOR;
•General domestic and international political conditions, including trade wars and disagreements between oil producing countries, including illicit crude oil trades;
•Potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine and Red Sea region, acts by terrorists or acts of piracy on ocean-going vessels;
•Vessel breakdowns and instances of off-hire;
•Reputational risks, including related to climate change;
•Compliance with governmental, tax (including carbon related), environmental and safety regulations and related costs;
•Potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
•Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
•Any non-compliance with the amendments by the International Maritime Organization, the United
Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the
Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as of January 1, 2020;
•Any non-compliance with the International Convention for the Control and Management of Ships'
Ballast Water and Sediments or BWM which applies to us as of September 2019;
•Any non-compliance with the upcoming EC Fit-for-55 regulation and specifically with EU Emission
Trading Schemes Maritime and FuelEU Maritime;
•Any non-compliance with the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
•New environmental regulations and restrictions, whether at a global level stipulated by the
International Maritime Organization, and/or imposed by regional or national authorities such as the
European Union or individual countries;
•Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other counties, including the United States;
•Treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•Being required to pay taxes on U.S. source income;
•Effects of new products and new technology in our industry;
•The failure of counterparties to fully perform their contracts with us;
•Our dependence on key personnel;
•Adequacy of insurance coverage;
•Our ability to obtain indemnities from customers;
•Changes in laws, treaties or regulations;
•The inability of our subsidiaries to declare or pay dividends;
•The losses from derivative instruments; and
•The interest rate risks under our debt facilities.

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These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are made only as of the date of this report. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements.
Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-
looking statements, whether as a result of new information, future events or otherwise.
CONDENSED INTERIM FINANCIAL STATEMENTS AND
PREPARATION BASE
This document contains the condensed consolidated interim financial statements for the six-month period ended June 30, 2024. The financial report has been prepared in accordance with International Financial
Reporting Standards issued by the International Accounting Standards Board (IASB) and as adopted by the
European Union, collectively "IFRS".
Throughout this report, all references to “Euronav,” the "Company,” “we,” “our,” and “us” refer to Euronav
NV and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$”
and “$” in this annual report are to the lawful currency of the United States of America and references to
“Euro,” “EUR,” and “€” are to the lawful currency of Belgium
Unaudited condensed consolidated interim statement of financial position
(in thousands of USD)

	Note	June 30, 2024	December 31, 2023
ASSETS

Non-current assets
Vessels	12	2,035,607	1,629,570
Assets under construction	12	678,498	106,513
Right-of-use assets	12	2,204	32,936
Other tangible assets	12	22,110	644
Prepayments	12	1,886	—
Intangible assets	13	16,661	14,194
Receivables	20	63,998	2,887
Investments	25	61,238	519
Deferred tax assets	-	5,604	280

Total non-current assets		2,887,806	1,787,543

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Current assets
Inventory	21	32,787	22,511
Trade and other receivables	22	280,985	307,111
Current tax assets	-	3,366	869
Cash and cash equivalents	-	343,899	429,370
		661,037	759,861

Non-current assets held for sale	8	182,806	871,876

Total current assets		843,843	1,631,737

TOTAL ASSETS		3,731,649	3,419,280

EQUITY and LIABILITIES

Equity
Share capital	-	239,148	239,148
Share premium	-	631,397	1,466,529
Translation reserve	14	(74)	235
Hedging reserve	14	2,408	1,140
Treasury shares	14	(284,508)	(157,595)
Retained earnings	-	638,309	807,916

Equity attributable to owners of the Company		1,226,680	2,357,373

Non-current liabilities
Bank loans	16	1,212,215	362,235
Other notes	16	198,551	198,219
Other borrowings	16	476,693	71,248
Lease liabilities	16	2,183	3,363
Other payables	17	—	146
Employee benefits	-	1,157	1,669
Provisions	23	125	274
Deferred tax liabilities	-	13	—

Total non-current liabilities		1,890,937	637,154

Current liabilities
Trade and other payables	17	94,219	124,013
Current tax liabilities	-	7,110	4,768
Bank loans	16	405,261	166,124
Other notes	16	3,733	3,733
Other borrowings	16	100,480	92,298
Lease liabilities	16	2,919	33,493
Provisions	23	310	324

Total current liabilities		614,032	424,753

TOTAL EQUITY and LIABILITIES		3,731,649	3,419,280

The accompanying notes on pages 13 to 51 are an integral part of these condensed interim financial statements

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Unaudited condensed consolidated interim statement of profit or loss
(in thousands of USD except per share amounts)

	Note	2024	2023
		Jan. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2023
Shipping income
Revenue	9	492,377	688,116
Gains on disposal of vessels/other tangible assets	12	502,547	22,064
Other operating income	9	38,245	14,768
Total shipping income		1,033,169	724,948

Operating expenses
Raw materials and consumables	-	(1,678)	—
Voyage expenses and commissions	10	(85,903)	(71,545)
Vessel operating expenses	10	(100,013)	(118,017)
Charter hire expenses	-	(17)	(1,531)
Depreciation tangible assets	12	(80,529)	(111,109)
Depreciation intangible assets	13	(1,348)	(798)
General and administrative expenses	10	(36,287)	(26,749)
Total operating expenses		(305,775)	(329,749)

RESULT FROM OPERATING ACTIVITIES		727,394	395,199

Finance income	11	23,416	23,505
Finance expenses	11	(69,396)	(83,649)
Net finance expenses		(45,980)	(60,144)

Share of profit (loss) of equity accounted investees (net of income tax)	25	2,570	(9)

PROFIT (LOSS) BEFORE INCOME TAX		683,984	335,046

Income tax benefit (expense)	-	(4,364)	1,820

PROFIT (LOSS) FOR THE PERIOD		679,620	336,866

Attributable to:
Owners of the company	15	679,620	336,866
Basic earnings per share	15	3.43	1.67
Diluted earnings per share	15	3.43	1.67
Weighted average number of shares (basic)	15	197,886,375	201,828,035
Weighted average number of shares (diluted)	15	197,886,375	201,878,050

The accompanying notes on pages 13 to 51 are an integral part of these condensed interim financial statements

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Unaudited condensed consolidated interim statement of
comprehensive income
(in thousands of USD)

	Note	2024	2023
		Jan. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2023
Profit/(loss) for the period		679,620	336,866

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	182	—
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	-	(309)	171
Cash flow hedges - effective portion of changes in fair value	14	1,268	(1,666)
Equity-accounted investees - share of other comprehensive income	25	—	—

Other comprehensive income (expense), net of tax		1,141	(1,495)

Total comprehensive income (expense) for the period		680,761	335,371

Attributable to:
Owners of the company		680,761	335,371

The accompanying notes on pages 13 to 51 are an integral part of these condensed interim financial statements

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Unaudited condensed consolidated interim statement of changes in equity
(in thousands of USD)

(in thousands of USD)	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2023		239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	—	336,866	336,866
Total other comprehensive income (expense)	—	—	—	171	(1,666)	—	—	(1,495)
Total comprehensive income (expense)		—	—	171	(1,666)	—	336,866	335,371

Transactions with owners of the company
Dividends to equity holders	—	—	(211,807)	—	—	—	(157,684)	(369,491)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	—	1,501	—	1,501
Equity-settled share-based payment	—	—	—	—	—	—	(851)	(851)
Total transactions with owners		—	(211,807)	—	—	1,501	(158,535)	(368,841)

Balance at June 30, 2023		239,148	1,466,529	147	31,387	(161,523)	564,307	2,139,995

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	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2024		239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	—	679,620	679,620
Total other comprehensive income (expense)	14	—	—	(309)	1,268	—	182	1,141
Total comprehensive income (expense)		—	—	(309)	1,268	—	679,802	680,761

Transactions with owners of the company
Business Combination	24	—	—	—	—	—	(796,970)	(796,970)
Dividends to equity holders	14	—	(835,132)	—	—	—	(52,439)	(887,571)
Treasury shares acquired	14	—	—	—	—	(126,913)	—	(126,913)
Total transactions with owners		—	(835,132)	—	—	(126,913)	(849,409)	(1,811,454)

Balance at June 30, 2024		239,148	631,397	(74)	2,408	(284,508)	638,309	1,226,680

The accompanying notes on pages 13 to 51 are an integral part of these condensed interim financial statements

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Unaudited condensed consolidated interim statement of cash flows
(in thousands of USD)

	Note	2024	2023
(in thousands of USD)		Jan. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2023
Cash flows from operating activities
Profit (loss) for the period		679,620	336,866

Adjustments for:		(392,766)	148,027
Depreciation of tangible assets	12	80,529	111,109
Depreciation of intangible assets	13	1,348	798
Provisions	-	(163)	(149)
Income tax (benefits)/expenses	-	4,364	(1,820)
Share of profit of equity-accounted investees, net of tax	25	(2,570)	9
Net finance expense	11	45,980	60,144
(Gain)/loss on disposal of assets	12	(502,547)	(22,064)
(Gain)/loss on disposal of subsidiaries	9	(19,707)	—

Changes in working capital requirements		12,767	(33,886)
Change in cash guarantees	-	(44,494)	(25)
Change in inventory	21	757	(1,615)
Change in receivables from contracts with customers	22	45,353	(21,652)
Change in accrued income	22	3,770	(10,809)
Change in deferred charges	22	4,002	(7,728)
Change in other receivables	22	8,356	(1,568)
Change in trade payables	17	3,331	17,031
Change in accrued payroll	17	(865)	636
Change in accrued expenses	17	(15,216)	(6,058)
Change in deferred income	17	1,735	(511)
Change in other payables	-	6,038	(736)
Change in provisions for employee benefits	-	—	(851)

Income taxes paid during the period	-	(4,253)	(6,268)
Interest paid	-	(42,489)	(56,001)
Interest received	-	13,910	12,842

Net cash from (used in) operating activities		266,789	401,580

Acquisition of vessels and vessels under construction	12	(444,570)	(208,629)
Proceeds from the sale of vessels	12	1,511,765	40,523
Acquisition of other tangible assets	12	(3,077)	(511)
Acquisition of intangible assets	13	(386)	(42)
Proceeds from the sale of other (in)tangible assets	12	2,000	—
Net cash on deconsolidation / sale of subsidiaries	-	822	—
Investments in other companies	20	(45,000)	—
Net cash paid in business combinations and joint ventures	24/25	(1,149,886)	—

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Lease payments received from finance leases	-	782	944
Advances on proceeds from the sale of vessels	-	—	27,500

Net cash from (used in) investing activities		(127,550)	(140,215)

(Purchase of) Proceeds from sale of treasury shares	14	(126,913)	1,501
Proceeds from new borrowings	16	1,365,022	746,013
Repayment of borrowings	16	(206,701)	(402,652)
Repayment of lease liabilities	16	(32,291)	(11,586)
Repayment of commercial paper	16	(213,545)	(220,157)
Repayment of sale and leaseback	16	(100,980)	(41,907)
Transaction costs related to issue of loans and borrowings	16	(4,477)	(3,919)
Dividends paid	14	(903,331)	(346,671)

Net cash from (used in) financing activities		(223,216)	(279,378)

Net increase (decrease) in cash and cash equivalents		(83,977)	(18,013)

Net cash and cash equivalents at the beginning of the period	-	429,370	179,929
Effect of changes in exchange rates	-	(1,494)	2,616

Net cash and cash equivalents at the end of the period	-	343,899	164,532

of which restricted cash	-	—	—

The accompanying notes on pages 13 to 51 are an integral part of these condensed interim financial statements

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Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2024

Note 1 - Reporting entity
Note 2 - Basis of preparation
Note 3 - Use of judgements and estimates
Note 4 - Changes in significant accounting policies
Note 5 - Changes in consolidation scope
Note 6 - Significant events
Note 7 - Segment reporting
Note 8 - Assets held for sale and discontinued operations
Note 9 - Revenue and other operating income
Note 10 - Expenses for shipping activities
Note 11 - Net finance expenses
Note 12 - Property, plant and equipment
Note 13 - Intangible assets
Note 14 - Equity
Note 15 - Earnings per share
Note 16 - Interest-bearing loans and borrowings
Note 17 - Trade and other payables
Note 18 - Financial instruments
Note 19 - Deferred tax assets and liabilities
Note 20 - Non-current receivables
Note 21 - Bunker inventory
Note 22 - Trade and other receivables
Note 23 - Provisions and contingencies
Note 24 - Business Combination
Note 25 - Investments
Note 26 - Subsequent events
Note 27 - Standards issued but not yet effective
Note 28 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report

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Note 1 - Reporting entity
Euronav NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements ("interim financial statements") as at and for the six months ended June 30, 2024 comprise the
Company and its subsidiaries (together referred to as Euronav or the “Group”) and the Group’s interest in associates and joint ventures.
Note 2 - Basis of preparation
These condensed consolidated interim financial statements have been prepared in accordance with lAS 34
Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2023 that have been prepared in accordance with
International Financial Reporting Standards issued by the International Accounting Standards Board (IASB)
and as adopted by the European Union, collectively "IFRS".
Changes to and new significant accounting policies are described in Note 4.
These condensed consolidated interim financial statements were authorized for issue by the Supervisory
Board on August 6, 2024.
Note 3 - Use of judgements and estimates
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements with the exception of the judgement used for the non-current asset related to the Oceania security deposit (see Note 20).
Measurement of fair values
A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Group Audit and Risk
Committee.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values are included in the following notes:
•Note 8 - Assets and liabilities held for sale and discontinued operations and
•Note 18 - Financial Instruments
Note 4 - Changes in significant accounting policies
The accounting policies adopted in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2023, that have been prepared in accordance with IFRS.
On January 4, 2024, Euronav Shipping NV paid the security deposit of USD 45.7 million to the High Court of
Malaya (Malaysia) as security for the release from arrestation. Considering that the deposit will either be refunded or used to settle any potential future liability which gives the Group the rights to obtain future economic benefits from it, the deposit qualifies as an asset and has been accounted for as a non-current asset as per June 30, 2024 because Euronav doesn’t expect an outcome of the ongoing proceedings within the year.
The Company entered on February 7, 2024 into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH NV which was a transaction under common control for which the Company has chosen to apply book value accounting. The Company had the option to restate the 2023 figures, adding
CMB.TECH as of November 22, 2023, the date CMB acquired Euronav, but elected not to restate its 2023 comparatives.
On April 18, 2024, the Group has purchased 10% of the shares in Anglo-Eastern Univan Group Limited and has been accounted for as an investment with no significant influence at cost.
During the current financial period, the Group has adopted all the new and revised Standards and
Interpretations issued by the International Accounting Standards Board (IASB) and the International
Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union and effective for the accounting year starting on January 1, 2024. The Group has not applied any new IFRS requirements that are not yet effective as per June 30, 2024.
The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC as adopted by the European Union are effective for the financial period:
•Amendments to IAS 1: Presentation of Financial Statements for classification of liabilities as current or non-current (issued January 2020)
•Amendments to IFRS 16: Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions (issued September 2022)
•Amendments to IAS 1: Presentation of Financial Statements regarding the classification of debt with covenants (issued October 2022)
•Amendments regarding disclosures for IAS 7: Cash Flow Statements and IFRS 7: Financial Instruments
relating to supplier finance arrangements  (issued May 2023)
The adoption of these new standards and amendments has not led to major changes in the Group’s accounting policies.

CMB.TECH & Euronav	Financial Report 2024

15
Note 5 - Changes in consolidation scope
On February 7, 2024, Euronav held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of USD 1.15 billion in cash (see Note 24). CMB.TECH is a diversified and future-proof maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through three different divisions: Marine, H2 infra and H2 Industry. The Company assessed the accounting treatment of the acquisition and concluded that the transaction will be accounted for as a common control transaction. Therefore IFRS 3 has not been applied.
On April 16, 2024, Euronav NV (“Euronav”) and Anglo-Eastern Univan Group (“Anglo-Eastern”) concluded a
Heads of Agreement for the sale and purchase of Euronav Ship Management Hellas (“ESMH”), Euronav’s
ship management arm. Euronav and Anglo-Eastern intend to join forces through this sale, with the latter assuming ownership of ship management responsibilities for the vessels currently under ESMH on an “as is” basis. This transaction will provide Anglo-Eastern with a strong local presence in the Greek market while also greatly enhancing its footprint in large crude oil tankers. Post-integration, ESMH will become part of
Anglo-Eastern’s vast global network, offering the combined entity a wide range of growth opportunities in different regions and ship types. The transaction has been concluded on June 18, 2024 and ESMH has been deconsolidated from the Group as from that date. The Company realized a gain of USD19.7 million on this sale and has been recognized under other operating income (see Note 9).
Besides the transactions as described above, no new subsidiaries were established or acquired, nor were there any liquidations of subsidiaries.
Note 6 - Significant events
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for USD 43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying value of USD 8.3 million. The vessel was delivered to her new owner on January 15, 2024. A capital gain of
USD 34.8 million has been recognized in the consolidated statement of profit or loss in the first quarter of
2024.
On December 4, 2023, the Company entered into a sale and leaseback agreement for the Suezmax Cedar
(2022 – 157,310 dwt). The vessel was sold and was leased back under a 14-year bareboat contract. The vessel was delivered to her new owner at January 10, 2024. The transaction has not been accounted for as a sale due to the purchase obligation and has been considered as a finance arrangement accounted for under other loans (see Note 16).
On February 6, 2024, the Company took delivery of Suezmax Bristol (2024 – 156,851 dwt).
On February 7, 2024, Euronav held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of USD 1.15 billion in cash (see Note 5 and Note 24).
Shareholders voted the voluntary resignation of Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjorge, Mr.
Cato H. Stonex, Mr. John Fredriksen and Mr. Patrick De Brabandere as members of the Supervisory Board.
They approved the cooptation of Mr. Patrick Molis and Mrs. Catharina Scheers as independent members of the Supervisory Board, Mr. Bjarte Bøe and Debemar BV, permanently represented by Mr. Patrick De
Brabandere, as members of the Supervisory Board. Shareholders also approved the interim discharge of the Supervisory Board: Mrs. Grace Reksten Skaugen, Mr. Ole Hendrik Bjorge, Mr. Cato H. Stonex, Mr. John
F. Fredriksen and Mr. Patrick De Brabandere.
On February 14, 2024, CMB announced the launch of the mandatory public takeover bid on all the shares in Euronav. The acceptance period in respect of the bid opened on February 14, 2024 and closed on March
15, 2024. The bid price amounts to USD 17.86 per share in cash, i.e. USD 18.43 per share less USD 0.57 dividend per share.

CMB.TECH & Euronav	Financial Report 2024

16
On February 26, 2024, the Company announced that it has concluded an order for two bitumen tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. (Yangzhou, China). The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard. The vessels will have dual-fuel green methanol engines that are ready to be retrofitted for future operation on ammonia. The ordered vessels’ deadweight will be
17,000 tons, which is twice the 8,000 ton average of the existing fleet.
On February 27, 2024, the Company announced it has been informed that certain funds managed by
FourWorld Capital Management LLC (“FourWorld”) have filed a complaint in the United States District
Court for the Southern District of New York in connection with CMB’s U.S. takeover bid for the shares of the Company. The Company is not involved in these proceedings. On March 14, 2024, the Company has been informed that the claim has been rejected by the United States District Court for the Southern
District of New York.
On March 4, 2024, the Company announced it has been informed that certain funds managed by
FourWorld Capital Management LLC (“FourWorld”) have also filed a request with the Market Court in
Belgium in connection with CMB’s Belgian offer for the shares of the Company. The Company is not involved in these proceedings. On March 15, 2024, the Company has been informed that the Market Court in Belgium has denied the request to suspend the closing of the Belgian offer.
On March 18, 2024, the Company confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (“Euronav”) not already owned by CMB or its affiliates (the "Bid"), expired on March 15, 2024. During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid.
As a result, the Bidder will hold a total of 177,147,299 shares in Euronav, representing 80.51% of the outstanding shares in Euronav. Taking into account the 17,790,716 treasury shares held by Euronav and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together will hold
194,962,415 shares, representing 88.61% of the outstanding shares in Euronav.
On March 19, 2024, the Company took delivery of the super-eco Newcastlemax Mineral France (2024 -
210,000 dwt).
On March 20, 2024, the Company announced it has sold the VLCC Nectar (2008 – 307,284 dwt), VLCC
Newton (2009 – 307,284 dwt), and VLCC Noble (2008 – 307,284 dwt). This transaction has generated a capital gain of approximately USD 79.0 million which has been recognized upon delivery to her new owner in the second quarter of 2024. Furthermore, the Company concluded an order for two Newcastlemaxes and one additional VLCC at Qingdao Beihai Shipyard. The vessels are expected to be delivered in Q1 and
Q2 2027.
On March 22, 2024, the Company announced it has purchased on the NYSE and on Euronext Brussels a total of 4,719,534 of its own shares. Following these transactions, the Company now owns 22,510,249 shares (10.23% of the total outstanding share count).
On March 29, 2024, the Company announced it has purchased on the NYSE and on Euronext Brussels a total of 2,620,931 of its own shares. Following these transactions, the Company now owns 25,131,181.00 shares (11.42% of the total outstanding share count).
On April 8, 2024, the Company announced it has purchased on the New York Stock Exchange and on
Euronext Brussels a total of 412,926 of its own shares. Following these transactions, the Company now owns 25,544,107 shares (11.61% of the total outstanding share count).
On April 8, 2024, the Company announced it has been informed that certain funds managed by FourWorld
Capital Management LLC ("FourWorld") have also filed a claim with the Enterprise Court in Antwerp,
Belgium. The claim relates to the integrated solution for the strategic and structural deadlock within
Euronav announced on October 9, 2023, of which CMB NV’s mandatory offer on all outstanding shares in the Company that closed on March 15, 2024 formed the final piece, as well as Euronav’s acquisition of
CMB.TECH NV. FourWorld requests that all decisions of Euronav’s Supervisory Board and general meeting in relation to these transactions, as well as the transactions themselves, are declared null and void. In this regard FourWorld has summoned all parties involved in these transactions, i.e. Euronav, CMB NV,
Frontline plc, Famatown Finance Limited, Hemen Holding Limited and Geveran Trading Co. Limited.
On April 12, 2024, the Company took delivery of the Bochem Casablanca (2024 - 25,000 dwt).

CMB.TECH & Euronav	Financial Report 2024

17
On April 15, 2024, the Company announced it has purchased on the New York Stock Exchange and on
Euronext Brussels a total of 263,771 of its own shares. Following these transactions, the Company now owns 25,807,878 shares (11.73% of the total outstanding share count).
On April 16, 2024, Euronav NV and Anglo-Eastern Univan Group announced a Heads of Agreement for the sale and purchase of Euronav Ship Management Hellas (“ESMH”), Euronav’s ship management arm (see
Note 5). The transaction has been concluded on June 18, 2024 together with the purchase of 10% of the shares in Anglo-Eastern Univan Group Limited (see Note 25).
On May 13, 2024, the Company took delivery of the CMA CGM Baikal. This vessel has been sold and a capital gain of USD 15.6 million was booked in the second quarter of 2024 (see Note 12).
On May 24, 2024, the Company took delivery of the Windcat 57, the first CTV of the hydrogen-powered MK
5 series. The vessel is deployed in Scotland.
On June 24, 2024, the Company took delivery of the fifth super-eco Newcastlemax Mineral Deutschland
(2024 – 210,000 dwt).
On June 28, 2024, the Company took delivery of the Bochem Shanghai (2024 – 25,000 dwt).
Note 7 - Segment reporting
The Group distinguishes three operating segments: the Marine division, the H2 Infra division and the H2
Industry division. These three divisions operate in different markets.
•Marine: the Marine division is the largest division in the Group. It builds, owns, operates and designs a wide range of low and zero-carbon ships and  features a future-proof fleet with hydrogen-powered vessels such as CTVs, ferries, CSOVs, and tugboats, alongside ammonia-powered large bulk carriers, container ships, chemical and crude oil tankers. The marine division consists of 6 brands: Euronav,
Bocimar, Delphis, Bochem, Windcat, and Tugboats & Ferries.
•H2 Infra: the H2 Infra division is at the forefront of developing and securing the green molecule supply.
The company integrates and manages key technology and infrastructure for the production and distribution of green hydrogen and ammonia.
•H2 Industry: H2 Industry is a leading provider of scalable dual-fuel industrial applications. Its proven combustion technology enables the company to develop heavy-duty hydrogen-powered applications that offer flexibility, robustness and cost-effectiveness.
The segment profit or loss figures and key assets as set out below are presented to the Chief Operating
Decision Maker (CODM) and the Management Board on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Following the acquisition of CMB.TECH in February 2024, the markets in which the Group operates have expanded. Consequently, the Group has decided to update its segment reporting to reflect these changes. Additionally, please note that the Floating Storage Units
(FSOs) have been incorporated into the marine segment under the Euronav brand name.

CMB.TECH & Euronav	Financial Report 2024

18

	June 30, 2024
	Marine						H2 Infra	Industry	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Other
Revenue	425,189	29,881	9,011	10,683	17,060	553	—	—	—	492,377
Profit (loss) before income tax	671,532	4,154	17,236	2,142	(618)	(9,972)	(1,987)	1,497	—	683,984

Non-current assets	3,343,616	631,928	141,309	195,559	207,206	32,668	15,518	7,039	(1,687,038)	2,887,806
Current assets	1,013,501	14,710	41,802	8,504	15,532	487,207	1,720	20,335	(759,467)	843,843
TOTAL ASSETS	4,357,117	646,638	183,111	204,063	222,738	519,875	17,238	27,374	(2,446,505)	3,731,649

Equity	2,342,432	(547)	63,668	3,155	26,891	248,120	11,556	16,733	(1,485,328)	1,226,680
Non-current liabilities	1,424,560	318,117	91,894	125,997	123,467	8,009	171	422	(201,700)	1,890,937
Current liabilities	590,125	329,068	27,549	74,911	72,380	263,746	5,511	10,219	(759,477)	614,032
TOTAL LIABILITIES	4,357,117	646,638	183,111	204,063	222,738	519,875	17,238	27,374	(2,446,505)	3,731,649

19

	June 30, 2023
	Marine	Less: Eliminations	Total
	Euronav
Revenue	688,116	—	688,116
Profit (loss) before income tax	335,046	—	335,046

	December 31, 2023
	Marine	Less: Eliminations	Total
	Euronav
Non-current assets	1,787,543	—	1,787,543
Current assets	1,631,737	—	1,631,737
TOTAL ASSETS	3,419,280	—	3,419,280

Equity	2,357,373	—	2,357,373
Non-current liabilities	637,154	—	637,154
Current liabilities	424,753	—	424,753
TOTAL LIABILITIES	3,419,280	—	3,419,280

CMB.TECH & Euronav	Financial Report 2024

20
Note 8 - Assets and liabilities held for sale and discontinued
operations
Assets held for sale
As of December 31, 2023, the ULCC Oceania (2003 - 441,561 dwt) was accounted for as a non-current asset held for sale and had a carrying value of USD 8.3 million. The vessel was delivered to its new owner on
January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounts to
USD 34.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of
2024.
On October 9, 2023, the Company announced the agreement between two reference shareholders CMB
NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement included the sale of 24 VLCC tankers from the Euronav fleet for a total of USD 2.35 billion. 13 VLCC tankers, that were part of the fleet sale to Frontline, have been booked as a non-current asset held for sale (Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral,
Andaman, Hatteras, Delos, Doris, Derius and Camus) as of  December 31, 2023 for a total carrying value of
USD 862.6 million. The last vessel (Camus) has been delivered to her new owners on March 19, 2024. The net gain on this transaction for the vessels delivered in 2024 amounts to  USD 372.7 million and is recorded in the first quarter of 2024.
On May 21, 2024, the Company sold the VLCC Alsace (2012 - 320,350 dwt) for USD 96.9 million. The vessel is accounted for as a non-current asset held for sale as at June 30, 2024 and has a carrying value of
USD 69.4 million. The net gain on the vessel amounts to USD 27.5 million and will be recognized upon delivery to its new owners which is expected to take place in the first quarter of 2025.
On June 27, 2024, the Management Board formally decided to commit to a plan to sell Suezmax vessels
Statia (2006 - 150,205 dwt)  and Cap Felix (2008 - 158,765 dwt) and VLCC vessels Hakata (2010 - 302,550 dwt) and Ingrid (2012 - 314,000 dwt). An active program to locate a buyer and complete the plan has been initiated and the vessels are actively marketed for sale in line with their fair values. It is expected to be completed within a year from the decision and in line with IFRS 5, the assets are qualified and classified as non-current assets held for sale for a total combined book value of USD 113.4 million as per June 30, 2024.
The Group sold the FAST platform to ZeroNorth during the fourth quarter of 2023. Taking into account the sales price of USD 2.0 million, the net capital gain amounts to USD 0.4 million. Closing of the deal and official transfer date was on April 1, 2024.
Discontinued operations
As of June 30, 2024 and as of December 31, 2023 the Group had no operations that met the criteria of discontinued operations.

CMB.TECH & Euronav	Financial Report 2024

21
Note 9 - Revenue and other operating income
In the following table, revenue is disaggregated by type of contract

	June 30, 2024											June 30, 2023
	Marine							H2 INFRA	H2 INDUSTRY	Less: Eliminations	Total	Marine	Less: Eliminations	Total
	Euronav	Bocimar	Delphis	Bochem	Windcat	Other	Total					Euronav
Pool Revenue	113,125	—	—	8,889	—	—	122,014	—	—	—	122,014	362,745	—	362,745
Spot Voyages	219,780	29,705	—	—	—	—	249,485	—	—	—	249,485	243,381	—	243,381
Revenue from contracts with customers	332,905	29,705	—	8,889	—	—	371,499	—	—	—	371,499	606,126	—	606,126
Time Charters	92,284	176	9,011	1,794	17,060	553	120,878	—	—	—	120,878	81,990	—	81,990
Lease income	92,284	176	9,011	1,794	17,060	553	120,878	—	—	—	120,878	81,990	—	81,990
Total revenue	425,189	29,881	9,011	10,683	17,060	553	492,377	—	—	—	492,377	688,116	—	688,116

Other income	35,774	1,130	263	—	—	754	37,921	362	841	(879)	38,245	14,768	—	14,768
The decrease in revenue is mostly related to the decrease in pool revenue which is mainly due to a lower number of vessels in the pool as per June 30, 2024 compared to the first six months of 2023. The difference can be explained by comparing the respective TCE rates and on hire days. The TCE rates and on hire days for
VLCCs were 45,600 USD/day and 2,564 on hire days for the first half year of 2024 compared to 53,100 USD/day and 6,977 on hire days for the first six months of 2023.
For Suezmax spot voyages, the TCE rates for first half year 2024 and 2023 were respectively 54,600 USD/day compared to 69,700 USD/day. The decrease in revenue is partially compensated by the acquired vessels from CMB.TECH as per February 2024 active in the dry bulk segment. The increase in revenue from time charters of tankers is due to a higher number of vessels on time charter and the acquisition of CMB.TECH vessels on time charter.
Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage.
The increase in other operating income is mainly due to the sale of Euronav Ship Management Hellas (see Note 5), received liquidated damages resulting from the sale of the N-class vessels (Noble, Nectar and Newton) and to claim settlements.

CMB.TECH & Euronav	Financial Report 2024

22
Note 10 - Expenses for shipping activities
Voyage expenses and commissions

	For the six month period ended

(in thousands of USD)	June 30, 2024	June 30, 2023

Commissions paid	(9,158)	(8,363)
Bunkers	(59,270)	(50,720)
Other voyage related expenses	(17,475)	(12,462)
Total voyage expenses and commissions	(85,903)	(71,545)

The voyage expenses and commissions increased in the first six months of 2024 compared to the same period in 2023 mainly due to an increase in bunker costs.
The increase in bunker cost and commissions paid in the first semester of 2024 is mainly due to the integration of the CMB.TECH vessels as of February, 2024 and thus more vessels operating on the spot.
For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. The 24 vessels sold and delivered to Frontline do not have a significant impact on the voyage expenses since these were mainly operating in the pool. Voyage expenses for vessels operated in a Pool, are paid by the Pool.
The majority of other voyage expenses are port costs and agency fees which are owner's expenses on voyage charters. Port costs vary depending on the number of spot voyages performed and the number and type of ports.
Vessel operating expenses

	For the six month period ended

(in thousands of USD)	June 30, 2024	June 30, 2023

Operating expenses	(92,813)	(107,614)
Insurance	(7,200)	(10,403)
Total vessel operating expenses	(100,013)	(118,017)

The operating expenses relate mainly to the crewing, technical and other costs to operate vessels. Crewing costs are related to crew wages, travel and victualling costs. Technical costs relate mainly to maintenance, spare parts and forwarding costs. Other costs are mainly port cost and costs for certifications and inspections. The decrease in operating expenses is  mainly related to the decrease of number of vessels in the fleet during the first half of 2024 compared to 2023. This is mainly due to the 24 VLCCs that have been sold and delivered to Frontline in course of the fourth quarter of 2023 and the first quarter of 2024. This is partially offset by the integration of the CMB.TECH vessels as of February, 2024.

CMB.TECH & Euronav	Financial Report 2024

23
General and administrative expenses

	For the six month period ended

(in thousands of USD)	June 30, 2024	June 30, 2023

Wages and salaries	(7,332)	(3,849)
Social security costs	(1,603)	(512)
Equity-settled share-based payments	—	851
Activated costs	358	—
Other employee benefits	(750)	(570)
Employee benefits	(9,327)	(4,080)

Administrative expenses	(25,780)	(21,031)
Tonnage Tax	(866)	(1,766)
Claims	(477)	(20)
Provisions	163	148

Total general and administrative expenses	(36,287)	(26,749)

The general and administrative expenses which include amongst others: shore staff wages, director fees, consulting and audit fees and tonnage tax, increased in the first six months of 2024 compared to the same period in 2023.
The increase compared to 2023 was related to both an increase in administrative expenses and an increase in employee benefits mainly due to the integration of CMB.TECH as per February, 2024.

CMB.TECH & Euronav	Financial Report 2024

24
Note 11 - Net finance expenses

	For the six month period ended

(in thousands of USD)	June 30, 2024	June 30, 2023

Interest income	13,292	10,945
Change in fair value of fuel derivatives recognized in P&L	—	3,210
Foreign exchange gains	10,124	9,350
Finance income	23,416	23,505

Interest expense on financial liabilities measured at amortized cost	(53,869)	(61,058)
Interest leasing	(198)	(438)
Change in fair value of fuel derivatives recognized in P&L	—	(6,445)
Fair value adjustment on interest rate swaps	—	137
Other financial charges	(5,111)	(5,394)
Foreign exchange losses	(10,218)	(10,451)
Finance expense	(69,396)	(83,649)

Net finance expense recognized in profit or loss	(45,980)	(60,144)

Interest expense on financial liabilities measured at amortized cost decreased in the first six months of
2024 compared to the same period in 2023. This decrease was related to a decrease in interest expenses on bank loans due to a lower average outstanding debt in 2024 compared to the same period last year mainly due to the sale of the 24 vessels to Frontline.
Change in fair value of fuel derivatives recognized in P&L is attributable to a decrease in expenses related to swaps, mainly on the commodity swaps or futures in connection with the Company's low sulfur fuel oil program for which hedge accounting could not be applied, resulting in a net impact for first half year 2023 of USD 3.2 million. These fuel derivatives were used to hedge the purchased fuel on board of the ULCC
Oceania against a price decrease. In November 2023, management decided to discontinue the bunker storage and offloading program and sold the ULCC Oceania. As a consequence, there is no longer an active fuel hedging program during 2024.
Interest leasing is the interest on lease liabilities.

CMB.TECH & Euronav	Financial Report 2024

25
Note 12 - Property, plant and equipment

(in thousands of USD)	Note	Vessels	Vessels under construction	Right-of- use assets	Other tangible assets	Pre- payments	Total PPE
At January 1, 2024
Cost	—	3,265,939	106,513	56,241	4,717	—	3,433,410
Depreciation & impairment losses	—	(1,636,369)	—	(23,304)	(4,072)	—	(1,663,745)
Net carrying amount		1,629,570	106,513	32,937	645	—	1,769,665

Acquisitions	—	41,582	402,988	—	1,243	1,834	447,647
Acquisitions through business combinations	24	425,564	477,565	1,431	22,219	670	927,449
Disposals and cancellations	—	(108,749)	—	(30,000)	—	(595)	(139,344)
Depreciation charges	—	(77,916)	—	(955)	(1,658)	—	(80,529)
Transfer to assets held for sale	8	(182,806)	—	—	—	—	(182,806)
Transfers	—	308,470	(308,470)	—	—	—	—
Exit from the consolidation scope		—	—	(1,184)	(137)	—	(1,321)
Translation differences	—	(108)	(98)	(25)	(202)	(23)	(456)
Balance at June 30, 2024		2,035,607	678,498	2,204	22,110	1,886	2,740,305

At June 30, 2024
Cost	—	3,528,029	678,498	5,340	30,180	1,886	4,243,933
Depreciation & impairment losses	—	(1,492,422)	—	(3,136)	(8,070)	—	(1,503,628)
Net carrying amount		2,035,607	678,498	2,204	22,110	1,886	2,740,305
In the first six months of 2024, the Statia, Selena and Newton have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.
On January 22, 2024, the Company lifted the repurchase option for VLCC Newton (2009 - 307,284 dwt) that was under a bareboat contract for an aggregate amount of USD 30 million. The vessel was previously accounted for as a right-of-use asset.
On February 6, 2024, the Company took delivery of the Suezmax Bristol (2024 – 156,851 dwt).
On March 19, 2024, the Company took delivery of the fourth super-eco Newcastlemax Mineral France
(2024 – 210,000 dwt).
On April 12, 2024, the Company took delivery of the chemical tanker Bochem Casablanca (2024 - 25,000 dwt).
On May 13, 2024, the Company took delivery of the container vessel CMA CGM Baikal. This vessel has been sold and a capital gain of USD 15.6 million was booked in the second quarter of 2024.
On May 24, 2024, the Company took delivery of the Windcat 57, the first hydrogen-powered CTV of the
Mark 5 series. The unit is deployed in Scotland.
On June 24, 2024, the Company took delivery of the fifth super-eco Newcastlemax Mineral Deutschland
(2024 – 210,000 dwt).
On June 28, 2024, the Company took delivery of the chemical tanker Bochem Shanghai (2024 – 25,000 dwt).

CMB.TECH & Euronav	Financial Report 2024

26
The other tangible assets include the Hydrotug, the hydrogen refuelling station and a range of machinery, equipment and vehicles.
The Group had fifty vessels under construction at June 30, 2024, for an aggregate amount of installments paid of USD 678.5 million. The amounts presented within "vessels under construction" relate to five eco-
type VLCCs, three eco-type Suezmax, two dual-fuel bitumen tankers, twenty-three Newcastlemax bulk carriers, two 6,000 TEU container vessels, four chemical tankers, six CSOVs (Commissioning Service
Operations Vessels), one coaster vessel of 5,000 dwt, one 1,400 TEU ammonia-powered container vessel and three Hydrocat CTVs (Crew Transfer Vessel). The Group capitalizes borrowing costs related to the financing of the newbuild vessels as reported under vessels under construction. As per June 30, 2024, the total amount that was capitalized amounts to USD 19.4 million at an average interest rate of 7%.
Disposal of assets – Gains/losses

(in thousands of USD)	Note	Sale price	Book Value	Gain	Loss
Cap Charles - Sale	—	40,523	18,459	22,064	—
At June 30, 2023		40,523	18,459	22,064	—

		Sale price	Book Value	Gain	Loss
Alice - Sale	—	85,965.6	61,626	24,340	—
Anne - Sale	—	86,275.4	62,820	23,455	—
Aquitaine - Sale	—	90,268	58,657	31,611	—
Dominica - Sale	—	82,685	52,826	29,859	—
Desirade - Sale	—	85,965	56,071	29,894	—
Alboran - Sale	—	86,418	56,362	30,056	—
Aral - Sale	—	86,472	56,445	30,027	—
Andaman - Sale	—	86,976	56,636	30,340	—
Hatteras - Sale	—	90,310	59,368	30,942	—
Delos - Sale	—	112,888	83,611	29,277	—
Doris - Sale	—	113,010	84,438	28,572	—
Derius - Sale	—	104,627	81,458	23,169	—
Camus - Sale	—	123,420	92,228	31,192	—
Oceania - Sale	—	43,120	8,294	34,826	—
Noble - Sale	—	53,955	25,716	28,239	—
Nectar - Sale	—	53,955	23,873	30,082	—
Newton - Sale	—	53,955	33,285	20,670	—
CMA CGM Baikal - Sale		71,500	55,879	15,621	—
Corporate - Sale		2,000	1,625	375	—
At June 30, 2024		1,513,765	1,011,218	502,547	—

On October 9, 2023, the Company announced the agreement between two reference shareholders CMB
NV ("CMB") and Frontline plc/Famatown Finance Ltd ("Frontline") on a transaction involving multiple interdependent agreements. Part of the agreement is the sale of 24 VLCC tankers from the Euronav fleet for a total of USD 2.35 billion. A total of 11 VLCC tankers have been delivered before December 31, 2023.
The 13 remaining vessels (Alice, Anne, Aquitaine, Dominica, Desirade, Alboran, Aral, Andaman, Hatteras,
Delos, Doris, Derius and Camus) delivered in the first quarter of 2024 contributed to a total capital gain of
USD 372.7 million, which was recorded in the first quarter of 2024.
On November 8, 2023, the Company sold the ULCC Oceania (2003 - 441,561 dwt), for USD 43.1 million. The vessel was accounted for as a non-current asset held for sale as at December 31, 2023, and had a carrying

CMB.TECH & Euronav	Financial Report 2024

27
value of USD 8.3 million. The vessel was delivered to her new owner on January 15, 2024. Taking into account the sales commission, the net gain on this vessel amounts to USD 34.8 million and was recorded in the consolidated statement of profit or loss in the first quarter of 2024.
On March 15, 2024, the Company sold the N-class vessels Noble, Nectar and Newton for a net sale price after commission of USD 161.9 million. The vessels have all been delivered during the second quarter of
2024 and the net gain of USD 79.0 million on the transaction was recognized in the consolidated statement of profit or loss.
On November 11, 2021, the Company agreed to sell the container vessel CMA CGM Baikal for a net sale price of USD 71.5 million. The vessel has been delivered to her new owners in the second quarter of 2024 and a net gain of USD 15.6 million has been booked in the consolidated statement of profit or loss.
Impairment
Vessels
The Group defines its cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. The carrying amounts of The Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
In accordance with IAS 36, the Group has updated its review of various internal and external indicators performed as of December 31, 2023 to determine whether there were indications that vessels in the marine segment were impaired as of June 30, 2024.
The following are examples of internal indications of impairment that are considered in assessing whether indicator-based impairment testing is necessary:
1.the obsolescence or physical damage of an asset;
2.significant changes in the extent or manner in which an asset is (or is expected to be) used that have
(or will have) an adverse effect on the entity;
3.a plan to dispose of an asset before the previously expected date of disposal;
4.indications that the performance of an asset is, or will be, worse than expected;
5.cash flows for acquiring the asset, operating or maintaining it that are significantly higher than originally budgeted;
6.net cash flows or operating profits that are lower than originally budgeted; and
7.net cash outflows or operating losses. [IAS 36.12(e)–(g), 14]
The following are examples of external indications of impairment that are considered in assessing whether indicator-based impairment testing is necessary:
1.market capitalization below net asset value;
2.a significant and unexpected decline in market value;
3.significant adverse effects in the technological, market, economic or legal environment;
4.increases in market interest rates
After analyzing the potential impairment indicators and considering the strong performance in the first half of 2024, the positive outlook for the second half of 2024 and beyond, the current share price and the fair market values of the fleet, the Company conclude that there are no indications of impairment.
Consequently, we have determined that no further impairment testing is required.
Security
All vessels financed with bank loans are subject to a mortgage to secure bank loans (see Note 16).

CMB.TECH & Euronav	Financial Report 2024

28
Capital commitment
As at June 30, 2024 the Group's total capital commitment amounts to USD 2.7 billion (December 31, 2023:
USD 623.8 million). These capital commitments can be detailed as follows:

(in thousands of USD)	Total	2024		2025		2026		2027

Commitments in respect of:
Tankers	755,340	129,340		95,370		463,310		67,320
Dry bulk vessels	1,316,062	311,773	—	573,421	—	355,518	—	75,350
Container vessels	143,373	90,802		15,009		37,562		—
Chemical tankers	214,272	68,972		47,200		98,100		—
CSOVs	264,725	35,646		143,853		60,499		24,728
Total	2,693,772	636,533		874,853		1,014,989		167,398

The current newbuilding program of the Group comprises the following:
–5 eco-type VLCCs,
–4 eco-type Suezmaxes,²
–23 Newcastlemax bulk carriers,
–2 6,000 TEU container vessels,
–4 chemical tankers,
–6 CSOVs (Commissioning Service Operation Vessel),
–2 coasters of 5,000 dwt,
–1 ammonia-powered container vessel with a capacity of 1,400 TEU,
–2 dual-fuel bitumen tankers.

CMB.TECH & Euronav	Financial Report 2024

29
Note 13 - Intangible assets

(in thousands USD)	Note	Customer contracts	Other intangible assets	Total intangible assets
At January 1, 2024
Cost	-	16,569	1,267	17,836
Depreciation	-	(2,469)	(1,173)	(3,642)
Net carrying amount		14,100	94	14,194

Acquisitions	-	—	386	386
Acquisitions through business combinations	24	—	3,538	3,538
Depreciation charges	-	(776)	(572)	(1,348)
Exit from the consolidation scope	-	—	(67)	(67)
Translation differences	-	—	(42)	(42)
Balance at June 30, 2024		13,324	3,337	16,661

At June 30, 2024
Cost	-	16,569	6,222	22,791
Depreciation & impairment losses	-	(3,245)	(2,885)	(6,130)
Net carrying amount		13,324	3,337	16,661
In connection with the acquisition in 2022 of the remaining 50% in TI Asia and TI Africa, a part of the price paid was related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of USD 16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21,
2032 respectively.

CMB.TECH & Euronav	Financial Report 2024

30
Note 14 - Equity
Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve

	June 30, 2024
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognized in OCI
Interest rate swaps
USD 150.0 million facility	87,090	2,408	—	1,268

	June 30, 2023
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognized in OCI
Interest rate swaps
USD 173.6 million facility - Cap Quebec and Cap Pembroke	53,511	1,807	—	22
USD 173.6 million facility - Cap Corpus Christi and Cap Port Arthur	56,838	4,689	—	(503)
USD 713.0 million facility	216,889	15,557	—	(2,199)
USD 73.45 million facility	68,859	5,477	—	13
USD 150.0 million facility	100,013	3,049	254	547
USD 447.0 million facility - part USD 140.0 million term loan	70,000	1,039	64	901
Fx swaps
Fx Euro hedges	31,000	671	78	(447)

The Group, trough the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap
Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of
USD 86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the underlying USD 173.6 million facility. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss.
As part of the fuel hedging program, the Group entered during 2023 into several commodity swaps and futures in connection with its low sulfur fuel oil project for a combined notional value of USD 72.2 million.
These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when title to the low sulfur fuel is actually transferred. These instruments do not qualify as hedging instruments in a cash flow hedge relationship under IFRS9. The changes in fair value are directly recognized in profit or loss. In November
2023, management decided to discontinue the bunker storage and offloading program and sold the ULCC
Oceania. As a consequence, there is no longer an active fuel hedging program during 2024.

CMB.TECH & Euronav	Financial Report 2024

31
The Group, through the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and
Cap Port Arthur), entered on October 26, 2020 in two IRSs for a combined notional value of USD
70.1 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the underlying USD 173.6 million facility. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss.
The Group entered in the second half of 2020 in six Interest Rate Swaps (IRSs) for a combined notional value of USD 237.2 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate in connection with the new USD 713.0 million sustainability linked loan and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and have been recognized in profit or loss.
The group entered on January 26, 2022 into an interest rate swap agreement, in relation to the USD
73.45 million term loan which had been concluded for the acquisition of the Suezmaxes Cedar and Cypres for a notional value of USD 73.45 million. This IRS is used to hedge the risk related to the fluctuation of the
Libor rate and qualifies as hedging instrument in a cash flow hedge relationship under IFRS 9. This instrument has been measured at fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. This IRS is matching the  repayment profile of the underlying USD 73.45 million facility. On November 24, 2023 this hedge has been unwound due to the repayment of the underlying facility and has been recognized in profit or loss.
The Group, in connection to the USD 150.0 million facility raised on June 21, 2022, entered into several
Interest Rate Swaps (IRSs) for a combined notional value of USD 109.4 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs are matching the repayment profile of the facility and mature on March 31, 2030. The notional value of these instruments at June 30, 2024 amounted to USD 87.1 million. The fair value of these instruments at June 30, 2024 amounted to USD 2.4 million (see Note 20 and 22) and USD 1.3 million has been recognized in OCI in 2023.
The Group, in connection to the USD 447.0 million facility raised on December 6, 2022, entered into two
Interest Rate Swaps (IRSs) for a combined notional value of USD 70.0 million. These IRSs are used to hedge the risk related to the fluctuation of the SOFR rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On
November 9, 2023 these hedges have been unwound due to the repayment of the underlying facility and has been recognized in profit or loss.
The Group entered on August 22, 2022 into four Fx Swaps to hedge 20% of the short position for 2023 and entered into several Fx Swap transactions during the first half 2023. These Fx Swaps are used to hedge the risk related to the fluctuation of EUR/USD. The hedges qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss.
The notional value of these instruments at June 30, 2023 amounted to USD9.0 million. The fair value of these instruments at June 30, 2023 amounted to USD 0.5 million and USD (0.5) million has been recognized in OCI in 2023. All these hedges matured in the 2nd half of 2023.
During first half 2023, the Group entered into several FX swap transactions to hedge the risk related to the fluctuation of EUR/USD, as a large part of the operational expenses are euro expenses while the income generated is in USD. The hedges qualify as hedging instruments in a cash flow hedge relationship under
IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. The notional value of these instruments at June 30, 2023 amounted to USD 22.0 million. The fair value of these instruments at
June 30, 2023 amounted to USD 0.0 million (see Note 17 and 22) and 0 USD has been recognized in OCI in
2023. All these hedges matured in the 2nd half of 2023.
No Fx swaps have been entered into in 2024.

CMB.TECH & Euronav	Financial Report 2024

32
Treasury shares
As of June 30, 2024 Euronav owned 25,807,878 of its own shares, compared to 17,790,716 of shares owned on December 31, 2023. In the six months period ended June 30, 2024 Euronav purchased on the
NYSE and on Euronext Brussels a total of 8,017,162.
Distributions
During its meeting of May 7, 2024, the Supervisory Board of Euronav decided it will make a proposal to a
Special Shareholders’ Meeting to be held on July 2, 2024 to distribute USD 1.15 per share to all shareholders. This payout in cash is proposed as a combination of a dividend of USD 0.27 per share and a repayment from the share issue premium of USD 0.88 per share.
On May 16, 2024, the Annual Shareholders' meeting approved a full year dividend for 2023 of USD 4.57 per share. This pay out was a combination of a dividend of USD 0.27 per share, subject to 30% withholding tax and a share premium of USD 4.30 per share via the issue premium reserve. Of the share premium distribution, USD 0.81 per share is subject to 30% withholding tax.
The total amount of dividends declared in the first six months of 2024 was USD 887.6 million and
USD 903.3 million was paid in the first six months of 2024.

CMB.TECH & Euronav	Financial Report 2024

33
Note 15 - Earnings per share
Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the six month period ended June of each year, calculated as follows:
Result attributable to ordinary shares

	For the six month period ended

	June 30, 2024	June 30, 2023

Result for the period (in USD)	679,620,307	336,866,321
Weighted average number of ordinary shares	197,886,375	201,828,035
Basic earnings per share (in USD)	3.43	1.67
Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares
On issue at January 1, 2024	220,024,713	17,790,716	202,233,997	202,233,997
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	8,017,162	(8,017,162)	(4,347,622)
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	—	—	—
On issue at June 30, 2024	220,024,713	25,807,878	194,216,835	197,886,375

Diluted earnings per share
For the six months ended June 30, 2024, the diluted earnings per share (in USD) amount to 3.43 (2023:
1.67). As of January 1, 2024, the Company no longer has instruments that can give rise to dilution. At June
30, 2023 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because these 236,590 options were out-of-the money and have been considered as anti-dilutive, all LTIPs were terminated during the 2nd half of 2023 due to the change of control.
Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	June 30, 2024	June 30, 2023
Weighted average of ordinary shares outstanding (basic)	197,886,375	201,828,035
Effect of share-based payment arrangements	—	50,015
Weighted average number of ordinary shares (diluted)	197,886,375	201,878,050
There are no more remaining outstanding instruments at June 30, 2024 which can give rise to dilution. At
June 30, 2023, the Euronav stock options of the LTIP 2015 and the RSU's of the LTIP 2021 and LTIP 2022
could have give rise to dilution.

CMB.TECH & Euronav	Financial Report 2024

34
Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Note	Bank loans	Other Notes	Lease liabilities	Other borrowings	Total
More than 5 years	—	30,203	—	206	52,337	82,746
Between 1 and 5 years	—	332,032	198,219	3,157	18,911	552,319
More than 1 year		362,235	198,219	3,363	71,248	635,065
Less than 1 year	—	166,124	3,733	33,493	92,298	295,648
At January 1, 2024		528,359	201,952	36,856	163,546	930,713

New loans	—	960,666	—	—	404,356	1,365,022
Scheduled repayments	—	(101,701)	—	(32,092)	(220,500)	(354,293)
Early repayments	—	(105,000)	—	—	—	(105,000)
Acquisitions through business combinations	24	332,529	—	1,500	234,491	568,520
Other changes	—	4,267	332	—	(2,072)	2,527
Exit from the consolidation scope	—	—	—	(1,137)	—	(1,137)
Translation differences	—	(1,644)	—	(25)	(2,648)	(4,317)
Balance at June 30, 2024		1,617,476	202,284	5,102	577,173	2,402,035

More than 5 years	—	252,468	—	282	392,253	645,003
Between 1 and 5 years	—	959,747	198,551	1,901	84,440	1,244,639
More than 1 year		1,212,215	198,551	2,183	476,693	1,889,642
Less than 1 year	—	405,261	3,733	2,919	100,480	512,393
Balance at June 30, 2024		1,617,476	202,284	5,102	577,173	2,402,035

The amounts shown under "New Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.

CMB.TECH & Euronav	Financial Report 2024

35
Bank loans
Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				June 30, 2024			December 31, 2023
	Cur r.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured Revolving loan 80.0M	EUR	SOFR + CAS + 1.45%	2026	85,000	85,000	85,149	88,400	—	(66)
Secured FSO loan 150M	USD	SOFR + 2.15%	2030	116,120	116,120	115,195	124,809	124,809	123,728
Secured vessels loan Refi - Revolving facility 932M*	USD	SOFR + 2.30% - 2.90%	2028	932,432	778,681	772,381	725,000	—	(8,398)
Secured vessels loan Refi - Transition facility 293M	USD	SOFR + 2.30% - 2.90%	2025	293,415	293,415	291,258	368,225	368,225	365,662
Secured vessels loan Refi - Newbuild facility 190M	USD	SOFR + 2.30% - 2.90%	2028	—	—	—	47,500	47,500	47,433
Credit Line Belfius Windcat EUR 1.25M	EUR	SOFR + 1.83%	—	1,338	1,338	1,338	—	—	—
Credit Line KBC Windcat EUR 1.25M	EUR	SOFR + 2.40%	—	1,338	1,338	1,338	—	—	—
Loan BNPPF 100M	EUR	Euribor + 1.00%	2037	107,197	57,449	57,449	—	—	—
Loan CEXIM I 152M	USD	SOFR + 2.06%	2036	151,993	44,811	43,983	—	—	—
Loan CEXIM II 280M	USD	SOFR + 1.80%	2035	279,910	175,077	171,060	—	—	—
Loan CEXIM III 224M	USD	SOFR + 2.06%	2038	224,000	—	—	—	—	—
Loan KBC/Belfius Windcat EUR 78M	EUR	Euribor + 3.25%	2027	83,481	44,229	43,883	—	—	—
Loan SocGen EUR 50M	EUR	Euribor + 1.00%	2037	53,646	25,439	25,439	—	—	—
Loan SocGen EUR 8.8M	EUR	Euribor + 1.10%	2033	8,949	8,949	9,003	—	—	—
Total interest-bearing bank loans				2,338,819	1,631,847	1,617,476	1,353,934	540,534	528,359

* The total amount available under the revolving loan facilities depends on the total value of the fleet of tankers securing the facility.
The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.

CMB.TECH & Euronav	Financial Report 2024

36
Other notes

(in thousands of USD)				June 30, 2024			December 31, 2023
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	6.25%	2026	200,000	200,000	202,284	200,000	200,000	201,952
Total other notes				200,000	200,000	202,284	200,000	200,000	201,952

On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock
Exchange of Euronav Luxembourg S.A.’s USD 200 million senior unsecured bonds due September 2026.

CMB.TECH & Euronav	Financial Report 2024

37
Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC was appointed as an additional dealer in the agreement and the maximum amount was increased from 50 million Euro to
150 million Euro. As of June 30, 2024, the outstanding amount was USD 79.4 million or 74.2 million Euro
(December 31, 2023: USD 87.8 million or 79.1 million Euro). The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60 bps over Euribor. The Company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On June 30, 2024, the fair value of these forward contracts amounted to USD (0.3) million.
On December 4, 2023, Euronav entered into a sale and leaseback agreement for the Suezmaxes Cypres
(2022 – 157,310 dwt) and Cedar (2022 – 157,310 dwt), the last one delivered at January 10, 2024. The vessels were sold and were leased back under a 14-year bareboat contract at a rate equal to an amortization element of USD 13,590 per day per vessel and an interest element based on term SOFR plus
435 basis points, which can be reduced by the sustainability saving. The sustainability saving is a CII score of A or B which will lead to a margin reduction of 10 basis points. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred asset, and recognized a financial liability equal to the net transfer proceed of USD 153.8 million. As of June
30, 2024, the outstanding amount was USD 147.4 million in total. At the end of the bareboat contract, the
Company has a purchase obligation of USD 7.39 million per vessel. Euronav may, at any time on and after the fourth anniversary, notify the owners the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.
The CMB.TECH Group has entered into a number of sale and leaseback arrangements in relation to its newbuilding program, which also feature a pre-delivery finance component. The sale and leaseback financing agreements have a term of between 10 and 15 years from the delivery of the respective vessels and carry an interest rate of SOFR plus 2.00% to 4.21%. At the end of the bareboat contract, the Company has a purchase option or a purchase obligation. As at June 2024, the outstanding balance under these facilities was USD 344.5 million.
During the course of the year, the CMB.TECH Group entered into a 10-year sale and leaseback arrangement for the financing of two dry bulk vessels to be built at Beihai Shipyard. The facility carries an interest of SOFR plus 2.45% as from delivery of the respective vessels. Upon the conclusion of the bareboat contract, the Company will have the option to purchase the vessel. As of June 30, 2024, the facility is used for an amount of USD 6.4 million.
In accordance with IFRS, these transactions were not accounted for as a sale. However, the Group will continue to recognise the transferred assets, and has recognised a financial liability equal to the net transfer proceeds.
Following the acquisition of the CMB.TECH Group by Euronav in February 2024, the presentation of pre-
delivery financing as part of the sale and bareboat (post-delivery) financing has been thoroughly reviewed to align accounting treatment and presentation. As this pre-delivery financing is inextricably linked to the post-delivery financing, there is a right to defer the settlement for at least 12 months as at the reporting date.
This is disclosed in the line item more than five years until the moment of delivery.
The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	June 30, 2024	December 31, 2023

Less than one year	19,841	4,547
Between one and five years	85,406	19,130
More than five years	395,308	52,828
Total future lease payables	500,555	76,505

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Note 17 - Trade and other payables

(in thousands of USD)	June 30, 2024	December 31, 2023

Derivatives	—	146
Total non-current other payables	—	146
Trade payables	40,495	42,032
Accrued expenses	28,610	43,898
Accrued payroll	1,890	2,724
Dividends payable	541	16,301
Deferred income	22,500	17,355
Other payables	183	1,703
Total current trade and other payables	94,219	124,013

The decrease in accrued expenses as per June 30, 2024 compared to December 31, 2023 is mainly due to expenses related to vessels in drydock at year-end 2023, time charter in hire on Marlin Sardinia and Marlin
Somerset and an accrual related to severance pay on the Belgian flag vessels sold to Frontline at end of
2023. These have all been expensed during the first half year of 2024.
The decrease in dividends payable relates to the withholding tax payable at year-end 2023 on the dividend pay out for coupon 36 settled in January, 2024.

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Note 18 - Financial instruments
Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

		Carrying amount				Fair value
(in thousands of USD)	Note	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2023

Financial assets measured at fair value
Forward exchange contracts	22	1,515	—	—	1,515	—	1,515	—	1,515
Interest rate swaps	20-22	1,286	—	—	1,286	—	1,286	—	1,286
		2,801	—	—	2,801

Financial assets not measured at fair value
Non-current receivables	20	—	1,624	—	1,624	—	—	1,535	1,535
Lease receivables	20	—	2,854	—	2,854	—	2,268	—	2,268
Trade and other receivables *	22	—	279,775	—	279,775	—	—	—	—
Cash and cash equivalents	—	—	429,370	—	429,370	—	—	—	—
		—	713,623	—	713,623

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Financial liabilities measured at fair value
Interest rate swaps	17	146	—	—	146	—	146	—	146
		146	—	—	146

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	528,359	528,359	—	540,096	—	540,096
Unsecured other notes	16	—	—	201,952	201,952	196,563	—	—	196,563
Other borrowings	16	—	—	163,546	163,546	—	164,261	—	164,261
Lease liabilities	16	—	—	36,856	36,856	—	33,359	—	33,359
Trade and other payables *	17	—	—	106,613	106,613	—	—	—	—
		—	—	1,037,326	1,037,326

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		Carrying amount				Fair value
(in thousands of USD)	Note	Fair value - Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
June 30, 2024
Financial assets measured at fair value
Interest rate swaps	20-22	2,408	—	—	2,408	—	2,408	—	2,408
		2,408	—	—	2,408

Financial assets not measured at fair value
Non-current receivables	20	—	62,660	—	62,660	—	—	62,660	62,660
Lease receivables	20	—	2,072	—	2,072	—	1,609	—	1,609
Trade and other receivables *	22	—	239,456	—	239,456	—	—	—	—
Cash and cash equivalents	—	—	343,899	—	343,899	—	—	—	—
		—	648,087	—	648,087

Financial liabilities measured at fair value
Forward exchange contracts	16	299	—	—	299	—	299	—	299
		299	—	—	299

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	1,532,476	1,532,476	—	1,555,592	—	1,555,592
Unsecured bank loans	16	—	—	85,000	85,000	—	85,149	—	85,149
Unsecured other notes	16	—	—	202,284	202,284	197,785	—	—	197,785
Other borrowings	16	—	—	577,173	577,173	—	571,142	—	571,142
Lease liabilities	16	—	—	5,102	5,102	—	4,554	—	4,554
Trade and other payables *	17	—	—	71,649	71,649	—	—	—	—
		—	—	2,473,684	2,473,684

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 22), deferred income and VAT payables (included in other payables) (see Note 17), which are not financial assets (liabilities) are not included.

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Measurement of fair values
Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2026, and the trading price on June 30, 2024. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Forward exchange contracts
Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.
Not applicable
Interest rate swaps
Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.
Not applicable
Commodity derivatives	Fair value is determined based on the present value of the quoted forward price.	Not applicable

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting primarily of shareholders' loans)	Discounted cash flow	Discount rate and forecasted cash flows

Lease receivables	Discounted cash flow	Discount rate

Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate

Other financial notes (consisting of unsecured notes)	List price	Not applicable

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Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2023 and for the six-month period ended June 30, 2024.
Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.
The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows December 31, 2023
(in thousands of USD)	Note	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	730,311	837,126	217,328	587,681	32,117
Other borrowings	16	163,546	214,641	99,058	40,363	75,220
Lease liabilities	16	36,856	37,732	33,806	3,651	276
Current trade and other payables *	17	106,613	106,613	106,613	—	—
		1,037,326	1,196,112	456,805	631,694	107,613

Derivative financial liabilities
Interest rate swaps	17	146	(9)	(876)	797	70
		146	(9)	(876)	797	70

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		Contractual cash flows June 30, 2024
(in thousands of USD)		Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	1,819,760	2,164,574	649,802	1,214,901	299,870
Other borrowings	16	577,173	810,706	134,888	186,643	489,175
Lease liabilities	16	5,102	5,635	3,075	2,214	346
Current trade and other payables *	17	71,649	71,649	71,649	—	—
		2,473,684	3,052,564	859,414	1,403,758	789,391

Derivative financial liabilities
Interest rate swaps	17	—	719	(148)	860	7
		—	719	(148)	860	7
* Deferred income and VAT payables (included in other payables) (see Note 16), which are not financial liabilities, are not included.
The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. As of June 30, 2024 and December 31, 2023, the Group was in compliance with all of the covenants contained in the debt agreements.
The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

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Note 19 - Deferred tax assets and liabilities
Euronav NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of USD 212.1 million and USD 114.3 million as of June 30, 2024 and December 31, 2023, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of Euronav NV and its subsidiaries.
The Company did not recognize deferred tax assets of USD 47.9 million and USD 28.6 million as of June 30,
2024 and December 31, 2023, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.
Note 20 - Non-current receivables

(in thousands of USD)	June 30, 2024	December 31, 2023

Shareholders loans to joint ventures	11,805	2
Derivatives	1,008	—
Cash guarantees and deposits	46,173	1,616
Other non-current receivables	4,682	6
Lease receivables	330	1,263
Total non-current receivables	63,998	2,887

The increase in shareholder loans to joint ventures mainly relates to the loans provided to BeHydro and
JPN H2Hydro and to joint ventures within the Windcat group of companies, i.e. TSM Windcat and FRS
Windcat Offshore Logistics.
The increase in cash guarantees and deposits as of June 30, 2024 compared to December 31, 2023 relates to a cash security of USD 45.7 million lodged with the High Court of Malaysia in January, 2024. The cash security equals the claimed amount and was required to lift the arrest on the vessel Oceania which was subsequently sold and delivered to her new owners.
The lease receivables relate to the subleases of office space to third parties regarding the leased offices of
Euronav MI II Inc. (formerly Gener8 Maritime Inc.).
Note 21 - Inventory
The bunker inventory mainly relates to the bunker fuel stored on board of the vessels. As of June 30, 2024 the carrying amount of the bunker inventory on board of the vessels amounted to USD 22.1 million (2023:
USD 22.5 million). Bunkers delivered to vessels operating in the TI Pool, are sold to the TI Pool and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.
The inventory on board of our vessels is accounted for on a first-in, first-out basis. No write down is needed as long as the freight market remains robust offsetting potential higher weighted average consumption costs of the bunker oil consumed from that inventory.
Bunker expenses and consumed lubricants are recognized in profit or loss upon consumption.
The other inventory amounts to USD 10.7 million and relates to trucks purchased to be converted into hydrotrucks for resale and spare parts used for the conversion of regular engines to hydrogen powered engines.

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Note 22 - Trade and other receivables

(in thousands of USD)	June 30, 2024	December 31, 2023

Receivable from contracts with customers	137,854	88,544
Receivable from contracts with customers - TI Pool	87,115	169,339
Accrued income	12,877	13,706
Accrued interest	835	1352
Deferred charges	35,426	17,601
Deferred fulfillment costs	705	2,278
Other receivables	3,030	11,414
Lease receivables	1,742	1,591
Derivatives	1,401	1,286
Total trade and other receivables	280,985	307,111

The increase in receivables from contracts with customers is primarily attributable to the outstanding receivables resulting from the acquisition of CMB.TECH as of February 2024.
The receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in the first six months of 2024 mainly due to a decreased number of vessels in the pool in following of the sale of 24 vessels to Frontline (see Note
12) compared to December 31, 2023.
The increase in deferred charges is mainly due to the acquisition and consolidation of CMB.TECH as per
February, 2024 and relates mainly to arrangement fees on predelivery financing of newbuild vessels.
Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS
15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service. The lease receivables relate to the subleases of office space to third parties regarding the leased offices of  Euronav MI II Inc. (formerly Gener8 Maritime Inc.).
The derivatives as of June 30, 2024 relate to the fair market value of the Interest Rate Swaps in connection with the USD 150 million facility (FSO Africa and FSO Asia).

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Note 23 - Provisions and contingencies

(in thousands of USD)	Note	Onerous contract	Total

At January 1, 2024		598	598
Provisions used during the year	-	(163)	(163)

Balance at June 30, 2024		435	435
Non-current	-	125	125
Current	-	310	310
Total		435	435

The Group is currently involved in a litigation with RMK Maritime (RMK). RMK have commenced legal proceedings in the London High Court against Euronav seeking USD 12,993,720 in damages in relation to unpaid advisory services provided by RMK to Euronav concerning its merger with Gener8 in 2016 and
2017. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized. The case will be heard in May
2025.
The Group is also involved in a claim from Fourworld. Fourworld has filed a claim against CMB NV and an identical claim to Euronav NV as well as all parties concerned in the deal with Frontline. They want to overturn the following 3 decisions; (1) the sale of 24 vessels from Euronav to Frontline, (2) the termination of the arbitration between Euronav and Frontline and (3) the acquisition of CMB.TECH by Euronav.
Hearings will take place in May 2026. Management believes that Fourworld has no strong arguments and evidence and that the risk for Euronav is low and therefore no provision is recognized.
Additionally, the Group is still involved in a litigation concerning the Oceania. A cash security of
USD 45.7 million has been lodged with the High Court of Malaysia in January, 2024 (see Note 20). There is
no change compared to December 31, 2023 with regards to the assessment of the case.
Note 24 - Business Combination
Euronav and CMB NV (“CMB”), its controlling shareholder, announced on December 22, 2023, that they entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH NV
(“CMB.TECH”) (the “Transaction”) for a purchase price of USD 1.15 billion in cash. CMB.TECH is a diversified future-proof maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers.
CMB.TECH is active throughout the full hydrogen value chain through three different divisions: Marine, H2 infra, and H2 Industry. The value creation of the new strategy is driven by CMB.TECH’s “future-proof” fleet of 106 vessels, of which 46 are under construction.
The Transaction fits into the Company’s renewed strategy of diversification, decarbonization and accelerated optimization of the Company’s current crude oil tanker fleet. The parties believe that the
Transaction will lead to the creation of the leading, future proof shipping platform, with the Company becoming the reference in sustainable shipping. CMB and Euronav believe that the addition of CMB.TECH to Euronav’s business will enable a flywheel strategy – positioning the Group to tap into each step of the energy transition towards low carbon shipping, with a clear vision on value creation for its shareholders.
Euronav’s older tanker tonnage provides excellent opportunities to recycle capital over time into more future proof, attractive and diversified end-markets and contract types. In addition, Euronav’s current customer portfolio is located at the centre of the energy transition and looking for low-carbon tanker shipping services.

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The transaction was approved by an Extraordinary General Meeting on February 7, 2024 and has been completed on February 8, 2024.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

(in thousands of USD)	Note
Vessels	12	425,564
Assets under construction	12	478,235
Other tangible assets	12	23,650
Intangible assets	13	3,538
Investments in equity accounted investees	25	12,399
Receivables	-	16,514
Deferred tax assets	-	5,414
Current assets	-	57,128
Cash and cash equivalents	-	4,176
LT loans and borrowings	-	(532,439)
Provisions	-	(111)
Current liabilities	-	(138,038)
Total identifiable net assets acquired		356,030

(in thousands of USD)
Consideration transferred	-	1,153,000
Total identifiable net assets acquired	-	356,030
		796,970
Current assets are comprised of trade debtors, inventory and deferred charges. Current liabilities are primarily constituted by short-term loans and borrowings related to the newbuild program, trade debts and accrued costs and deferred income related to the shipping activities.
The transaction has been considered as a transaction under common control and therefore IFRS 3 does not apply. Hence book value accounting was applied which resulted in the recognition of an adjustment of
USD 797 million in retained earnings to reflect the difference between the consideration paid and the identifiable net assets acquired.
Contribution to revenue and profit/loss
Since their acquisition by the Group, the acquired companies contributed revenue of USD 67.9 million and a gain of USD 13.7 million to the Group’s consolidated results for the six months ended June 30, 2024. If the acquisition had occurred on 1 January 2024, management estimates that the Group’s consolidated revenue for the six months ended June 30, 2024 would have been USD 501.7 million and consolidated profit for the  six months period ended June 30, 2024 would have been USD 678.9 million.
Acquisition related costs
The Group incurred approximately USD 1.0 million of legal fees, mainly related to due diligence costs and advisory fees. These acquisition-related costs for the business combination were expensed as incurred and are included in 'General and administrative expenses'.

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Note 25 - Investments
At cost
The investment in other companies of USD 45.0 million relates to the purchase of 10% of the shares of
Anglo-Eastern Univan Group Limited (see Note 4 and 6).
Equity-accounted investees

(in thousands of USD)	June 30, 2024	December 31, 2023
Assets
Interest in joint ventures	16,237	518
TOTAL ASSETS	16,237	518

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	597	850
Offset investment with shareholders loan	826	(826)
Balance at January 1, 2023	1,423	24

Reversal prior year offset investment with shareholders loan	(826)	826
Group's share of profit (loss) for the period	(927)	—
Gross balance	(330)	850
Offset investment with shareholders loan	848	(848)
Balance at December 31, 2023	518	2

Reversal prior year offset investment with shareholders loan	(848)	848
Group's share of profit (loss) for the period	2,570	—
Movement shareholders loans to joint ventures	—	(44)
Capital increase / (decrease) in joint ventures	1,063	—
Translation differences	(216)	113
Business combinations	12,399	11,638

Gross balance	15,485	12,557
Offset investment with shareholders loan	752	(752)
Balance at June 30, 2024	16,237	11,805

The increase in investments in equity accounted investees and shareholders loans to joint ventures at June
30, 2024 is mainly related to the acquisition of CMB.TECH (see Note 5).

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Note 26 - Subsequent events
On July 2, 2024, the Company announced the formal approval by the shareholders meeting of the name change from Euronav NV to CMB.TECH NV. The name change will be effective as of October 1, 2024. In the same meeting the distribution to shareholders of USD 0.88 per share from the available share premium and the intermediary dividend to shareholders of USD 0.27 per share has been approved.
On August 5, 2024, the Company took delivery of the Mineral Italia (2024 – 210,000 dwt).
On August 6, 2024, the Company took delivery of the CMA CGM Etosha (2024 – 6,000 TEU).
On August 8, 2024, the Company took delivery of the Bochem New Orleans (2024 – 25,000 dwt).
Note 27 - Standards issued but not yet effective
The Group elected not to early adopt the following new Standards, Interpretations and Amendments, which have been issued by the IASB and the IFRIC but are not yet effective as per June 30, 2024 and/or not yet adopted by the European Union as per June 30, 2024 and for which the impact might be relevant:
•Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates for lack of exchangeability
(issued August 2023)
•Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (issued
May 2024)
•New standard IFRS 19: Subsidiaries without Public Accountability: Disclosures (issued May 2024)
•New standard IFRS 18: Presentation and Disclosure in Financial Statements (issued April 2024)
None of the other new standards, interpretations and amendments,  which have been issued by the IASB and the IFRIC are not yet effective as per June 30, 2024 and/or not yet adopted by the European Union as per June 30, 2024, are expected to have a material effect on the Group's future financial statements.
Note 28 - Statement on the true and fair view of the
consolidated financial statements and the fair overview of the management report
Mr. Marc Saverys, Chairperson of the Supervisory Board, Mr. Alexander Saverys, CEO and Mr. Ludovic
Saverys, CFO, hereby certify that, to the best of their knowledge, (a) the condensed consolidated interim financial statements as of June 30, 2024 and for the six-month period then ended, which have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of
Euronav NV and the entities included in the consolidation, and (b) the interim management report includes a true and fair overview of the information required to be included therein under Article 13 §5 and §6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August **, 2024	By:	/s/ Alexander Saverys
Alexander Saverys
Chief Executive Officer

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